Exhibit 99.3

ASML - Summary U.S. GAAP Consolidated Statements of Operations 1,2

	Three months ended,		Nine months ended,
(in millions EUR, except per share data)	Sep 25, 2011	Sep 26, 2010	Sep 25, 2011	Sep 26, 2010
Net system sales	1,273.2	1,027.0	3,891.2	2,581.6
Net service and field option sales	185.3	149.0	548.9	404.9
Total net sales	1,458.5	1,176.0	4,440.1	2,986.5

Total cost of sales	845.1	663.5	2,487.1	1,716.0
Gross profit on sales	613.4	512.5	1,953.0	1,270.5

Research and development costs	149.8	136.8	439.9	382.4
Selling, general and administrative costs	56.3	47.9	161.6	131.0
Income from operations	407.3	327.8	1,351.5	757.1

Interest income (expense), net	2.2	(1.6)	5.9	(7.1)
Income from operations before income taxes	409.5	326.2	1,357.4	750.0

Provision for income taxes	(54.3)	(57.7)	(175.1)	(135.0)
Net income	355.2	268.5	1,182.3	615.0

Basic net income per ordinary share	0.84	0.61	2.75	1.41
Diluted net income per ordinary share [3]	0.84	0.61	2.73	1.40

Number of ordinary shares used in computing per share amounts (in millions):
Basic	421.9	435.5	429.2	434.9
Diluted [3]	425.3	439.3	432.8	438.9

ASML - Ratios and Other Data [1],2
	Three months ended,		Nine months ended,
	Sep 25, 2011	Sep 26, 2010	Sep 25, 2011	Sep 26, 2010
Gross profit on sales as a percentage of net sales	42.1	43.6	44.0	42.5
Income from operations as a percentage of net sales	27.9	27.9	30.4	25.4
Net income as a percentage of net sales	24.4	22.8	26.6	20.6
Income taxes as a percentage of income from operations before income taxes	13.2	17.7	12.9	18.0
Shareholders’ equity as a percentage of total assets	46.2	42.5	46.2	42.5
Sales of systems (in units)	55	51	181	128
Average selling price of systems sales (EUR millions)	23.2	20.1	21.5	20.2
Value of systems backlog excluding EUV (EUR millions)	1,994	2,983	1,994	2,983
Systems backlog excluding EUV (in units)	74	109	74	109
Average selling price of systems backlog excluding EUV (EUR millions)	26.9	27.4	26.9	27.4
Value of booked systems excluding EUV (EUR millions)	514	1,391	2,199	3,898
Net bookings excluding EUV (in units)	23	60	97	168
Average selling price of booked systems excluding EUV (EUR millions)	22.4	23.2	22.7	23.2
Number of payroll employees in FTEs	7,848	6,919	7,848	6,919
Number of temporary employees in FTEs	2,050	1,803	2,050	1,803

ASML - Summary U.S. GAAP Consolidated Balance Sheets 1,2

(in millions EUR)	Sep 25, 2011	Dec 31, 2010
ASSETS
Cash and cash equivalents	2,838.1	1,949.8
Accounts receivable, net	811.8	1,123.5
Finance receivables, net	116.2	12.6
Current tax assets	1.0	12.7
Inventories, net	1,455.8	1,497.2
Deferred tax assets	129.9	134.5
Other assets	248.8	214.2
Total current assets	5,601.6	4,944.5

Finance receivables, net	—	28.9
Deferred tax assets	48.4	71.0
Other assets	248.4	235.7
Goodwill	139.2	141.3
Other intangible assets, net	9.7	13.7
Property, plant and equipment, net	1,060.3	745.3
Total non-current assets	1,506.0	1,235.9

Total assets	7,107.6	6,180.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	2,030.9	2,157.2

Long-term debt	733.1	708.7
Deferred and other tax liabilities	184.6	155.7
Provisions	10.1	11.8
Accrued and other liabilities	864.7	373.1
Total non-current liabilities	1,792.5	1,249.3

Total liabilities	3,823.4	3,406.5

Shareholders’ equity	3,284.2	2,773.9
Total liabilities and shareholders’ equity	7,107.6	6,180.4

ASML - Summary U.S. GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,		Nine months ended,
(in millions EUR)	Sep 25, 2011	Sep 26, 2010	Sep 25, 2011	Sep 26, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	355.2	268.5	1,182.3	615.0

Depreciation and amortization	43.0	41.0	125.1	111.9
Impairment	9.2	0.1	9.8	1.6
Loss on disposals of property, plant and equipment	0.3	0.4	2.2	2.0
Share-based payments	4.0	4.6	8.8	9.8
Allowance for doubtful debts	(0.9)	0.6	0.3	0.8
Allowance for obsolete inventory	14.3	15.5	37.2	50.5
Deferred income taxes	(3.9)	41.4	35.6	71.2
Changes in assets and liabilities	(83.0)	31.4	536.8	(225.2)
Net cash provided by operating activities	338.2	403.5	1,938.1	637.6

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(79.8)	(34.6)	(207.2)	(59.8)
Proceeds from sale of property, plant and equipment	—	—	—	—
Net cash used in investing activities	(79.8)	(34.6)	(207.2)	(59.8)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	(172.6)	(87.0)
Purchase of shares	(173.7)[4]	—	(539.4)[4]	—
Net proceeds from issuance of shares and stock options	2.5	2.3	26.1	20.5
Deposits from customers	—	—	(150.0)	—
Repayment of debt	(0.6)	(0.4)	(1.9)	(1.1)
Tax benefits from stock options	—	0.4	—	0.4
Net cash provided by (used in) financing activities	(171.8)	2.3	(837.8)	(67.2)
Net cash flows	86.6	371.2	893.1	510.6

Effect of changes in exchange rates on cash	9.4	(11.8)	(4.8)	0.3
Net increase in cash and cash equivalents	96.0	359.4	888.3	510.9

ASML - Quarterly Summary U.S. GAAP Consolidated Statements of Operations 1,2

	Three months ended,
(in millions EUR, except per share data)	Sep 25, 2011	Jun 26, 2011	Mar 27, 2011	Dec 31, 2010	Sep 26, 2010
Net system sales	1,273.2	1,333.6	1,284.4	1,313.1	1,027.0
Net service and field option sales	185.3	195.8	167.8	208.3	149.0
Total net sales	1,458.5	1,529.4	1,452.2	1,521.4	1,176.0

Total cost of sales	845.1	839.4	802.6	836.7	663.5
Gross profit on sales	613.4	690.0	649.6	684.7	512.5

Research and development costs	149.8	144.7	145.4	141.0	136.8
Selling, general and administrative costs	56.3	50.9	54.4	50.1	47.9
Income from operations	407.3	494.4	449.8	493.6	327.8

Interest income (expense), net	2.2	1.8	1.9	(1.1)	(1.6)
Income from operations before income taxes	409.5	496.2	451.7	492.5	326.2

Provision for income taxes	(54.3)	(64.1)	(56.7)	(85.7)	(57.7)
Net income	355.2	432.1	395.0	406.8	268.5

Basic net income per ordinary share	0.84	1.01	0.90	0.94	0.61
Diluted net income per ordinary share [3]	0.84	1.00	0.90	0.93	0.61

Number of ordinary shares used in computing per share amounts (in millions):
Basic	421.9	429.5	436.6	435.9	435.5
Diluted [3]	425.3	432.9	440.6	439.9	439.3

ASML - Quarterly Summary Ratios and other data [1],2

	Three months ended,
	Sep 25, 2011	Jun 26, 2011	Mar 27, 2011	Dec 31, 2010	Sep 26, 2010
Gross profit on sales as a percentage of net sales	42.1	45.1	44.7	45.0	43.6
Income from operations as a percentage of net sales	27.9	32.3	31.0	32.4	27.9
Net income as a percentage of net sales	24.4	28.3	27.2	26.7	22.8
Income taxes as a percentage of income from operations before income taxes	13.2	12.9	12.6	17.4	17.7
Shareholders’ equity as a percentage of total assets	46.2	43.9	43.9	44.9	42.5
Sales of systems (in units)	55	63	63	69	51
Average selling price of systems sales (EUR millions)	23.2	21.2	20.4	19.0	20.1
Value of systems backlog excluding EUV (EUR millions)	1,994	2,756	3,330	3,856	2,983
Systems backlog excluding EUV (in units)	74	105	134	157	109
Average selling price of systems backlog excluding EUV (EUR millions)	26.9	26.2	24.9	24.6	27.4
Value of booked systems excluding EUV (EUR millions)	514	840	845	2,315	1,391
Net bookings excluding EUV (in units)	23	34	40	117	60
Average selling price of booked systems excluding EUV (EUR millions)	22.4	24.7	21.1	19.8	23.2
Number of payroll employees in FTEs	7,848	7,697	7,402	7,184	6,919
Number of temporary employees in FTEs	2,050	2,159	2,122	2,061	1,803

ASML - Quarterly Summary U.S. GAAP Consolidated Balance Sheets 1,2

(in millions EUR)	Sep 25, 2011	Jun 26, 2011	Mar 27, 2011	Dec 31, 2010	Sep 26, 2010
ASSETS
Cash and cash equivalents	2,838.1	2,742.1	2,699.5	1,949.8	1,548.0
Accounts receivable, net	811.8	895.1	1,018.8	1,123.5	915.0
Finance receivables, net	116.2	61.9	—	12.6	12.3
Current tax assets	1.0	1.0	1.0	12.7	82.4
Inventories, net	1,455.8	1,610.4	1,565.6	1,497.2	1,449.8
Deferred tax assets	129.9	126.4	125.3	134.5	71.2
Other assets	248.8	253.5	257.5	214.2	269.4
Total current assets	5,601.6	5,690.4	5,667.7	4,944.5	4,348.1

Finance receivables, net	—	—	—	28.9	32.2
Deferred tax assets	48.4	67.5	67.5	71.0	93.7
Other assets	248.4	214.6	227.2	235.7	110.6
Goodwill	139.2	132.4	133.3	141.3	140.9
Other intangible assets, net	9.7	11.0	12.3	13.7	15.0
Property, plant and equipment, net	1,060.3	960.2	848.7	745.3	720.6
Total non-current assets	1,506.0	1,385.7	1,289.0	1,235.9	1,113.0

Total assets	7,107.6	7,076.1	6,956.7	6,180.4	5,461.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	2,030.9	2,229.6	2,441.7	2,157.2	2,164.6

Long-term debt	733.1	705.7	695.6	708.7	734.0
Deferred and other tax liabilities	184.6	187.5	177.3	155.7	172.7
Provisions	10.1	10.1	10.6	11.8	12.1
Accrued and other liabilities	864.7	833.8	579.6	373.1	58.4
Total non-current liabilities	1,792.5	1,737.1	1,463.1	1,249.3	977.2
Total liabilities	3,823.4	3,966.7	3,904.8	3,406.5	3,141.8

Shareholders’ equity	3,284.2	3,109.4	3,051.9	2,773.9	2,319.3
Total liabilities and shareholders’ equity	7,107.6	7,076.1	6,956.7	6,180.4	5,461.1

ASML - Quarterly Summary U.S. GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,
(in millions EUR)	Sep 25, 2011	Jun 26, 2011	Mar 27, 2011	Dec 31, 2010	Sep 26, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	355.2	432.1	395.0	406.8	268.5

Depreciation and amortization	43.0	42.9	39.2	39.5	41.0
Impairment	9.2	0.3	0.3	7.0	0.1
Loss on disposals of property, plant and equipment	0.3	1.5	0.4	0.9	0.4
Share-based payments	4.0	1.8	3.0	2.3	4.6
Allowance for doubtful debts	(0.9)	—	1.2	(2.1)	0.6
Allowance for obsolete inventory	14.3	13.6	9.3	5.2	15.5
Deferred income taxes	(3.9)	(7.5)	47.0	(43.1)	41.4
Changes in assets and liabilities	(83.0)	14.6	605.2	(114.1)	31.4
Net cash provided by operating activities	338.2	499.3	1,100.6	302.4	403.5

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(79.8)	(60.7)	(66.7)	(68.9)	(34.6)
Proceeds from sale of property, plant and equipment	—	—	—	3.8	—
Net cash used in investing activities	(79.8)	(60.7)	(66.7)	(65.1)	(34.6)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	(172.6)	—	—	—
Purchase of shares	(173.7)[4]	(223.2)	(142.5)	—	—
Net proceeds from issuance of shares and stock options	2.5	2.5	21.1	10.5	2.3
Deposits from customers	—	—	(150.0)	150.0	—
Repayment of debt	(0.6)	(0.7)	(0.6)	(0.3)	(0.4)
Tax benefits from stock options	—	—	—	(0.3)	0.4
Net cash provided by (used in) financing activities	(171.8)	(394.0)	(272.0)	159.9	2.3
Net cash flows	86.6	44.6	761.9	397.2	371.2

Effect of changes in exchange rates on cash	9.4	(2.0)	(12.2)	4.6	(11.8)
Net increase in cash and cash equivalents	96.0	42.6	749.7	401.8	359.4

ASML - Notes to the Summary U.S. GAAP Consolidated Financial Statements

Basis of Presentation

ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. Unless stated otherwise, the accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).

Principles of consolidation

The consolidated financial statements include the accounts of ASML Holding N.V. and all of its subsidiaries and the variable interest entities in which the Company is the primary beneficiary (together referred to as “ASML” or the “Company”). Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.

Use of estimates

The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates.

Recognition of revenues

The Company recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in the Company’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Each system’s performance is re-tested upon installation at the customer’s site, the Company has never failed to successfully complete installation of a system at a customer’s premises.

The main portion of ASML’s revenue is derived from contractual arrangements with the Company’s customers that have multiple deliverables, such as installation and training services and prepaid extended and enhanced (optic) warranty contracts. For each of the specified deliverables ASML determines the selling price by using either vendor specific objective evidence (‘VSOE’), third party evidence (‘TPE’) or by best estimate of the selling price (‘BESP’). For transactions entered into, or materially modified, as of January 1, 2011, when the Company is unable to establish relative selling price using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The total arrangement consideration is allocated at inception of the arrangement to all deliverables on the basis of their relative selling price. The revenue relating to the undelivered elements of the arrangements is deferred at their relative selling prices until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

Foreign currency risk management

The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.

It is the Company’s policy to hedge material transaction exposures, such as forecasted sales and purchase transactions and accounts receivable and payable. The Company hedges these exposures through the use of currency contracts (foreign exchange options and forward contracts).

As of September 25, 2011, equity includes EUR 11.6 million loss (net of taxes: EUR 10.3 million loss; December 31, 2010: EUR 35.9 million loss) representing the total anticipated loss to be charged to sales, and EUR 7.1 million gain (net of taxes: EUR 6.3 million gain; December 31, 2010: EUR 6.1 million loss) to be released to cost of sales, which will offset the EUR equivalent of foreign currency denominated forecasted sales and purchase transactions.

ASML – Reconciliation U.S. GAAP – IFRS 1,2

Net income	Three months ended,		Nine months ended,
(in millions EUR)	Sep 25, 2011	Sep 26, 2010	Sep 25, 2011	Sep 26, 2010
Net income under U.S. GAAP	355.2	268.5	1,182.3	615.0
Development costs (see Note 1)	(8.6)	1.6	(28.0)	13.7
Share-based payments (see Note 2)	(0.4)	(0.4)	(0.6)	(0.2)
Reversal of write-downs (see Note 3)	(1.8)	(9.7)	1.2	(9.5)
Income taxes (see Note 4)	5.7	9.4	22.1	4.3

Net income under IFRS	350.1	269.4	1,177.0	623.3

Shareholders’ equity	Sep 25,	Jun 26,	Mar 27,	Dec 31,	Sep 26,
(in millions EUR)	2011	2011	2011	2010	2010
Shareholders’ equity under U.S. GAAP	3,284.2	3,109.4	3,051.9	2,773.9	2,319.3
Development costs (see Note 1)	205.8	213.5	226.1	234.3	268.0
Share-based payments (see Note 2)	1.1	4.2	9.8	6.6	(0.2)
Reversal of write-downs (see Note 3)	3.8	5.6	5.8	2.6	7.6
Income taxes (see Note 4)	28.5	20.6	18.4	5.1	11.5

Shareholders’ equity under IFRS	3,523.4	3,353.3	3,312.0	3,022.5	2,606.2

Notes to the reconciliation from U.S. GAAP to IFRS

Note 1 Development costs

Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production.

Under U.S. GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.

Note 2 Share-based Payments

Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in the Company’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.

As of January 1, 2006, ASML applies ASC 718 “Compensation- Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as the Company recognizes compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in the Company’s share price do not affect the deferred tax asset recorded in the Company’s financial statements.

Note 3 Reversal of write-downs

Under IFRS, ASML applies IAS 2 (revised), “Inventories”. In accordance with IAS 2, reversal of a prior period write-down as a result of a subsequent increase in value of inventory should be recognized in the period in which the value increase occurs.

Under U.S. GAAP, ASML applies ASC 330 “Inventory”. In accordance with ASC 330 reversal of a write-down is prohibited as a write-down creates a new cost basis.

Note 4 Income taxes

Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of systems backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	These financial statements are unaudited.
[2]	Numbers have been rounded.
[3]

The calculation of diluted net income (loss) per ordinary share assumes the exercise of options issued under ASML stock option plans and the issue of shares under ASML share plans for periods in which exercises or issues would have a dilutive effect. The calculation of diluted net income (loss) per ordinary share does not assume exercise of such options or issue of shares when such exercises or issue would be anti-dilutive.

[4]

During the third quarter of 2011, ASML repurchased shares for an amount of EUR 185.3 million. As of September 25, 2011, EUR 19.7 million of the total cost of repurchased shares remained unpaid and is recorded in current liabilities. This is offset by a payment of EUR 8.1 million, which was the unpaid balance in the second quarter of 2011.